SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE

For August 13, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains English translations of (1) Qs & As regarding the proposed acquisition of Metalic and (2) notice of rescheduling from August 14 to August 29, 2002 the meeting of CSN shareholders to vote on, among other things, the Metalic acquisition.

Qs and As re Metalic Acquisition

"Certain of the statements contained herein are forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those expressed or implied by such forward-looking statements, as a result of several factors, such as the completion of the proposed acquisition, general and economic conditions in Brazil, future investments, negotiations with potential clients and suppliers, changes in laws and regulations and general competitive factors."

The text below is a free translation of material disclosed by CSN on August 12, 2002.

1) Does Metalic's acquisition add value to CSN?

Metalic's acquisition is an important strategic move on the part of CSN since the expansion in the DWI (Draw Wall Ironing) steel market in Brazil would be impossible without a key supplier participating actively in the production chain. This model has worked in other parts of the world with steel companies playing a role in the development of the market and also in the aluminum production chain.

The Packaging Market Unit is confident that the DWI market will grow and create the value expected from this investment. We are expanding the range of uses for our products and markets by going on the offensive against substitute materials (PET, Tetra-Pak, etc) in mature markets for the packaging of soybean oil and milk products, among others, as well as maximizing the return on the new investment we are making in our production lines at the Presidente Vargas Mill.

DWI steel is used for two-piece beverage cans and requires very tight quality control. This type of steel is currently sold by only 5 mills in the world and is a high value added product due to the intensive manufacturing processes involved and its unique mechanical properties.

2) Was the study, which was the basis for the acquisition, preceded by the appropriate due diligence?

Yes. We contracted legal, fiscal, labor and accounting audits all of which made by PricewaterhouseCoopers. The audit documents were made available in the São Paulo Stock Exchange - Bovespa website (www.bovespa.com.br) on July 15, 2002.

3) Does this operation involve a conflict of interest given that the controlling shareholders are also components of the shareholder group, which controls CSN?

In no way is there any conflict of interest: Metalic's acquisition is in the interests of CSN, since it is aligned to the commercial strategy of maximizing the opportunities of supplying additional tin plate products for the packaging industry. The acquisition brings benefits to CSN by providing continuity in the process of introducing two-piece tin plate beverage cans to the market. Everything has been done independently.

4) What is the profile of the debt that CSN will be assuming as a result of the acquisition?

5) What is the cost and which are the creditors of the debt that CSN has assumed in this acquisition?

On June 30, 2002, Metalic's total debt was about R$ 130 million, the average repayment term being equivalent to approximately 3.5 years. As far as the currency and cost of the loans is concerned, about 80% is dollar denominated and 20% is in Reais, interest rates being Libor + 5.6% p.a. and 16.7% p.a., respectively. Finally, among the most important creditors are: BNDES, US Eximbank, BEC, ABC, Boston and BEB.

6) Do the principal shareholders, BNDES and the Fundação Valia, agree with the transaction?

The shareholders vote at this Shareholders' Meeting. Valia's representative on CSN's Board of Directors has approved this acquisition.

7) How was this acquisition appraised and what were the assumptions used?

It was used a discounted cash flow model over ten years with perpetuity as of the last year of the projection.

The macroeconomic assumptions were based on projections / data supplied by the research departments of investment banks.

The company adopted an assumption of declining prices up to 2003 and constant in dollars from then on due to the strategy of increasing market share. Again, a growing sales volume was factored in to reflect the Speed-up Project for ramping up installed capacity to 1 billion cans.

As far as costs and operational expenses are concerned, raw materials were taken to represent 70% of Metalic's variable costs with the assumption that the dollar prices of imported steel, aluminum, natural gas and complementary materials will remain constant in dollars. The prices of domestic steel, electricity, water and sewage, industrial fixed costs and SD&A were readjusted in line with the inflation of the period.

The tax incentives built into the analysis are:

- Exemption from Income Tax on the entire output between 2001 and 2006;
- Income Tax Rate = 6.75% on the entire output between 2007 and 2008 and
- Income Tax Rate = from 2009 to 2011, 12.5% for the entire production and 6.75% for that portion of the production reflecting the 2001 plant expansion.
- Income Tax = a perpetuated rate of 25%.
- ICMS (Sales Tax) – 75% of the balance is financed

Given that the major part of the investment for finalizing the Speed Up project has already been concluded, the appraisal factored in an assumption of investments in maintenance of 80% of depreciation in the period with the Company's fixed assets being completely depreciated on average over 15 years.

8) Are there labor liabilities?

Yes, but of no material significance.

9) Are there contingencies?

Yes, but again of no material significance.

10) Being the only supplier, does the operation make sense?
15) Was a vertically-integrated production line part of CSN's strategic objectives?

Yes. The entry of CSN into this market has created the necessary conditions for its development. Besides giving an operating and financial seal of credibility to the steel alternative in the beverage market, this acquisition provides the justification for increasing the installed capacity for DWI steel, currently about 30,000 tons annually.

We would point out that the current beverage market currently represents 11 billion cans annually with good growth prospects.

CSN has been announcing its strategy of expansion into the beverage market for more than a year now and Metalic is the key to market credibility for the steel matrix, which still has to increase its market share to demonstrate that it is both competitive and can provide a product with the necessary quality.

11) Are there any environmental risks in the manufacturing process?

There is no major environmental risk since all the raw materials are water-based (paints and varnishes) and the appropriate treatment is given to effluent disposal. Note that on the issue of recycling of this product, steel cans are naturally degradable and therefore susceptible to a process of sustainable recycling.

The use of steel cans by the soft drinks and beer industry in the Northeast region of Brazil is commonplace and CSN is already working in partnership with Metalic in support of the initiatives taken by Reciclaço. Reciclaço was set up for steering and organizing the collection and recycling chain in the Northeast. After only 8 months it has achieved a significant (and audited) level of recycling, results in June for example, indicating that a total of 60% of all steel beverage cans in the Northeast region was recycled.

12) How has Metalic performed over the past 3 years?

Metalic's operating performance has to take into account the fact that it was first in the field in the production of 2-piece beverage cans in Latin America, this involving a long learning curve and supported by international manufacturers in a consultancy role. Today, Metalic has just completed an expansion program taking its installed capacity up to 1 billion cans at a conversion cost (production of the can) equal to international standards. The company is gradually pushing up its volumes and scale while at the same time maintaining a guaranteed quality.

We can be sure that new steel can plants or those that may eventually convert to the use of steel, will be able to build up their production much quicker in the light of the three year experience of Metalic in can production and the development of DWI steel by CSN.

The company's Gross Margin, EBITDA and EBITDA Margin have all been positive over the last 3 financial years. As well as being impacted by the natural effects of typical operating start-up costs, results in 1999 were also impacted by the depreciation in the Real against the dollar. This transformed what was a stable operating result into a R$ 26.7 million net loss.

However, in 2000, the company began to reverse the trend in negative results registered up to then, thanks to a stable foreign exchange rate and a better sales' performance following the expansion in the market for carbonated soft drinks. The Company was also able to boost its performance by switching from foreign to domestic suppliers particularly important being the substitution of steel imports with a correspondingly significant reduction in costs. These improvements fed through to better results in 2000 with a higher year-over-year Gross Margin as well as a notably better EBITDA, which jumped to R$ 23.2 million from R$ 7.2 million in 1999. While debt remained high, financial expenses fell during the period. However, in spite of operating and financial improvements, the bottom line result was still a negative R$ 4.6 million.

In 2001, the company began its US$ 12 million project for expanding installed capacity, partially funded from third party resources and partly from its own cash flow. The expansion and modernization project consisted basically in eliminating production bottlenecks, aiming at ramping up the production line capacity in cans by about 56%. The operating result continued positive – a Gross Margin of R$ 23.2 million, although below that of the previous year. Once more, the financial expenses undermined the final result, which was further affected by a non-operating expense of R$ 3.9 million relating to the cost of idle production facilities. In 2001, Metalic posted a loss of R$ 21.9 million, but with a positive EBITDA of R$ 16.7 million.

13) Steel versus aluminum cans – a global tendency / future?

Steel cans offer the bottlers various advantages such as greater resistance in filling, in transport and in storage, while there is no perceptible difference for the end consumer as for example in relation to the aluminum can used for the same purpose. Steel also achieves a better result in the printing of labels, producing colors with a more vibrant finish.

The local market accounts for an annual consumption of 11 billion cans. Currently, steel cans still have only a small market share in Brazil contrary, for example, to Germany where 90% of the beverage cans are steel, in France and in the United Kingdom, where they account for 75% and 39% of the market respectively and in Asia where steel cans amount to 54% of total sales. The most recent success for the segment has been in Spain where Crown Cork has recently started up a new plant completely dedicated to steel can manufacturing while other plants have been converted to the use of steel, reflecting the bottlers preference for this raw material over aluminum.

Brazil is especially well placed to expand this business given the country's competitively priced steel.

14) Has CVM made any announcements on this acquisition?

No. CVM is an Agency responsible for regulating, auditing and administrating the Securities' market.

It should be noted that this operation complies with the standards of conduct required from Publicly Held Companies. In announcing this acquisition, the Company provided full information on the main characteristics of the transaction. In line with this conference call, CSN has been a benchmark in the Capital Markets by adopting the best practices of transparency and relationship with the Market.

Notice of Call

Special Meeting

CSN

NOTICE OF CALL

SPECIAL MEETING

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby informed that the Special Meeting originally scheduled for August 14, 2002, is being called again for August 29, 2002. Therefore, the Shareholders are hereby called to meet in Special Meeting on August 29, 2002, at 10:00 a.m. at the corporate headquarters located at Rua Lauro Müller, 116 – 36th floor in order to deliberate on the following Agenda:

(i) Approval of the proposal of acquisition of the total shares issued by Cia. Metalic Nordeste and said company appraisal report prepared by PricewaterhouseCoopers Auditores Independentes, maintaining the conditions appearing in Material Fact of July 12, 2002; and

(ii) In view of the resignation of the member of the Board of Directors at the time, Mr. Paulo Guilherme Aguiar Cunha, the election of the members of the Company Board of Directors.

In compliance with provision of CVM Instruction Number 165 of December 12, 1991, as amended by CVM Instruction Number 282 of June 26, 1998, a minimum of five percent (5%) of the Company voting capital is necessary for the requirement of adoption of multiple voting.

The Shareholders, whose shares are under custody, are hereby requested to present the relevant documents provided for in Item IV of Article 126 of Law Number 6.404/76 as well as those who will be represented by an Attorney should observe the provision in Paragraph One of same Article.

Rio de Janeiro, August 12, 2002.

Benjamin Steinbruch
Chairman of t he Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________________
Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: August 13, 2002